UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )


                        GENERAL NUTRITION COMPANIES, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title or Class of Securities)


                                   37047F 10 3
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [  ]

CUSIP No.  37047F 10 3

        (1)     Name of Reporting Person
                S.S. or I.R.S. Identification Nos. of Above Person

                  Thomas H. Lee Equity Partners, L.P.

        (2)     Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)

                (b)  X

        (3)     SEC Use Only



        (4)     Citizenship or Place of Organization    Delaware

        Number of                 (5)  Sole Voting Power         -0-

        Shares Bene-
         ficially                 (6)  Shared Voting Power       -0-

        Owned by
        Each Reporting            (7)  Sole Dispositive Power    -0-

         Person
        With                      (8)  Shared Dispositive Power  -0-

        (9)     Aggregate Amount Beneficially Owned by Each Reporting Person -0-

        (10)    Check if the Aggregate Amount in Row (9) Excludes
                Certain Shares (See Instructions)

        (11)    Percent of Class Represented by Amount in Row (9)
                  0.0%

        (12)    Type of Reporting Person (See Instructions)   PN

Item 1(a)       Name of Issuer:

                         General Nutrition Companies, Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:

                 921 Penn Avenue, Pittsburgh, Pennsylvania 15222

Item 2(a)       Name of Person Filing:

                         Thomas H. Lee Equity Partners, L.P. ("Equity
                         Partners"), Thomas H. Lee Advisors Limited Partnership ("Advisors") and THL Equity Trust ("THL Trust").

Item 2(b)       Address of Principal Business Office or, if none, Residence:

                         Equity Partners, Advisors and THL Trust:
                         c/o Thomas H. Lee Company, 75 State Street,
                         Boston, MA  02109

Item 2(c)       Citizenship:

                         Equity Partners:  Delaware
                         Advisors:  Massachusetts
                         THL Trust: Massachusetts

Item 2(d)       Title of Class of Securities:

                         Common Stock

Item 2(e)       CUSIP Number:

                         37047F 10 3

Item 3 If Statement filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         Not Applicable

        (a)     [  ]     Broker or Dealer

        (b)     [  ]     Bank

        (c)     [  ]     Insurance Company

        (d)     [  ]     Investment Company

        (e)     [  ]     Investment Adviser

        (f)     [  ]     Employee Benefit Plan, Pension Fund or Endowment Fund

        (g)     [  ]     Parent Holding Company

        (h)     [  ]     Group


Item 4          Ownership:

        (a)  Amount Beneficially Owned:           -0-

        (b)  Percent of Class:   0.0%

        (c)  Number of shares as to which such person has:

                (i)      sole power to vote or to direct the vote:
                            -0-

                (ii)     shared power to vote or to direct the vote:     -0-

                (iii)    sole power to dispose or to direct the disposition of:
                            -0-

                (iv) shared power to dispose or to direct the disposition of: -0-


Item 5          Ownership of Five Percent or Less of a Class:

                N/A

Item 6          Ownership of More than Five Percent on Behalf of Another Person:

                Equity Partners, Advisors and THL Trust have ceased to be the beneficial owners of any shares of such class.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                N/A

Item 8          Identification and Classification of Members of the Group:

                N/A

Item 9          Notice of Dissolution of Group:

                N/A

Item 10         Certification:

                N/A

                                    Signature


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  THOMAS H. LEE EQUITY PARTNERS, L.P.

                                  By:    THL EQUITY ADVISORS LIMITED
                                         PARTNERSHIP, General Partner

                                  By:    THL EQUITY TRUST, General Partner



                                  By: /s/ Wendy Masler
                                     Name:  Wendy Masler
                                     Title: Vice President and Treasurer



Dated: February 13, 1997